A2Z Technologies Closes $500K Financing

January 30, 2020 -- (Vancouver, BC) **A2Z Technologies Canada Corp. ("A2Z"** or the **"Company"**) (TSXV: AZ) is pleased to announce that it has closed a non-brokered private placement (the "Placement") for gross proceeds of CDN$500,001.60.

The Placement consisted of 833,336 units (the "Units") of the Company at a price of $0.60 per Unit. Each Unit consists of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire an additional common share of the Company at a price of $0.65 until January 30, 2022. All securities issued in connection with the Placement are subject to a hold period expiring May 31, 2020.

The Company will use the net proceeds of the Placement for marketing, and general working capital purposes.

Bentsur Joseph, CEO of A2Z commented, "We want to thank our investors for putting their trust and hard-earned dollars with us. On behalf of myself and the management of the Company, I want to pledge our commitment to ensure shareholder value and feel a sense of responsibility to every single one of our investors who has put their faith in us. We will work vigorously to ensure shareholder value for every shareholder. We thank our investors for their commitment and look forward to our mutual journey together to grow our Company and save lives."

In addition, the Company announces that it has issued 92,493 common shares of the Company, at a price of $0.726 per share, to Israel Morgenshtern ("Morgenshtern") as consideration for services rendered by Morgenshtern to the Company pursuant to the terms of a consulting agreement. The shares are subject to a hold period expiring May 31, 2020. On a quarterly basis going forward, Morgenshtern's quarterly fee of US$62,500 will be settled by the issuance of common shares of the Company, calculated in accordance with the average closing price of the Company's common shares for the ten most recent trading days prior to such issuance, or such price as may be permitted by the policies of the Exchange. The securities issued to Morgenshtern will be subject to a hold period of four months plus one day from the date of issuance.

About A2Z

A2Z Technologies Canada Corp. is an innovative technology company based out of Israel, specializing in military technology and expanding into the civilian markets. A2Z has been operating for over 30 years and has a client base with 75 recurring clients, including the Israel Defense Forces, Security Forces, and Ministry of Defence among others. A2Z plans to leverage their cash flow-generating core-business to expand into the civilian robotics and automobile markets.

According to Zion Market Research, the Military Robotics space is expected to reach $53.93B by 2027 for a projected CAGR of 13.5%.(Summary of Report)

Highlights:

Core Business: A2Z's line of products include unmanned remote-controlled vehicles of various sizes designed for intricate bomb disposal, counter terrorism, and fire fighting, as well as energy storage power packs/generators. A2Z also provides maintenance services to both external and in-house complex electronic systems and products to over 75 clients.

A2Z has been an Israel Ministry of Defense contractor for over 30 years and a significant portion of its business is long-term service contracts.

Expansion into Civilian Markets: To drive growth, A2Z plans to adapt its military technologies for the much larger civilian markets. One patent-pending product is a capsule (FTICS) that prevents vehicle fires resulting from collisions. A2Z has also been granted a patent for a smart vehicle cover device that protects automobiles from natural elements while the vehicle is parked and is stowed away safely in the vehicle's bumper when not in use.

Fuel Tank Intelligent Containment System (FTICS): In the event of a collision, the FTICS prevents the ignition of fuel, thereby mitigating the spread of fire and explosion, minimizing risk to human life and property damage. According to the NFPA, from 2014 to 2016, an estimated 171,500 highway vehicle fires occurred in the United States, resulting in an annual average of 345 deaths, 1,300 injuries, and $1.1 billion in property loss annually.

Management: CEO Bentsur Joseph's previous venture, Comfy Interactive, was acquired by Shamrock Holdings, the family investment firm founded by Roy Disney. Previously, Bentsur Joseph was the chairman of Elad Hotels whose holdings include the Plaza Hotel in New York City. Bentsur Joseph has a ~64% ownership of the Company.

For more information regarding A2Z, please visit the Company's website at www.a2zas.com.

Twitter: @A2Z_Advanced

On Behalf of the Board,
Bentsur Joseph, CEO

Investor Relations Contact
Trenton Kwan, KIN Communications
Toll Free: 1-866-684-6730
az@kincommunications.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may include forward-looking statements that are subject to inherent risks and uncertainties. All statements within this news release, other than statements of historical fact, are to be considered forward looking. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those described in forward-looking statements. Factors that could cause actual results to differ materially from those described in forward-looking statements include fluctuations in market prices, including metal prices, continued availability of capital and financing, and general economic, market or business conditions. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. We do not assume any obligation to update any forward-looking statements except as required under applicable laws.